SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

28 April 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 28 April 2020 re: Directorate Change - Chair of Board Risk Committee

28 April 2020

LLOYDS BANKING GROUP: CHANGE IN NON-EXECUTIVE BOARD ROLES

As previously announced, Alan Dickinson will take over the role of Deputy Chairman when Anita Frew retires from the Board at the AGM on May 21st 2020.

Accordingly, Alan will step down as Chair of the Board Risk Committee at that time and be succeeded by Nicholas Prettejohn, an independent Non-Executive member of the Board. Nick brings extensive prior experience in financial services to the role, including as Chief Executive of Lloyds of London and as Chief Executive of Prudential UK.

Since Nick will continue in his role as Chairman of the Group's Insurance subsidiary, Scottish Widows Group Limited, his position as Chair of the Group Board Risk Committee will be for a limited period pending further reallocation of non-executive Board roles planned for later this year.

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director                              +44 (0) 20 7356 1571
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                  +44 (0) 20 7356 3522
Head of Media Relations
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 28 April 2020